SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Fiscal Council

437th Meeting	03.30.2016

FINANCIAL STATEMENTS REPORT

12.31.2015

The Fiscal Council of Centrais Elétricas Brasileiras S/A - Eletrobras, as part of its legal and statutory duties, met the Management Report and has reviewed the financial statements for the fiscal year ended December 31, 2015 which comprise the balance sheet, income statement, changes in shareholders’ equity, Added Value Statement, Comprehensive Income statement, Cash flows and Notes to Financial Statements accompanied by the Independent Auditors' Report as well as became aware of the proposal for income allocation.

Considering the Company's monitoring work of the Fiscal Council during the year, based on the analysis of the documentation, the information provided by the Accounting Department - DFC and KPMG Independent Auditors’ Report, which has it conclusion with qualification and emphasis, the Fiscal Council of Eletrobras believes that these Financial Statements  with qualification and emphasis accompanying by the Independent Auditors’ Report, are in condition to be submitted to the approval of the Company's Shareholders' Annual General Meeting.

Rio de Janeiro, March 30, 2016.

EDUARDO CESAR PASA	BRUNO NUNES SAD
Chairman of Fiscal Council	Fiscal Council Member

AGNES MARIA DE ARAGÃO DA COSTA	FELIPE LÜCKMANN FABRO
Fiscal Council Member	Fiscal Council Member

ROBERT JUENEMANN

Fiscal Council Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.